K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T 704.331.7400 www.klgates.com

June 4, 2012	Michael J. Denny
D 704/331-7488 F 704/353-3188 mike.denny@klgates.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re:	Snyder’s-Lance, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

File No. 000-00398

Dear Mr. Hiller:

On behalf of our client, Snyder’s-Lance, Inc. (the “Company”) we are enclosing the Company’s response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated May 22, 2012, with respect to the above-referenced filing. If you have any questions or comments regarding the Company’s response, please call me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny

Michael J. Denny of K&L Gates LLP

cc:	Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer

Margaret E. Wicklund, Corporate Controller and Assistant Secretary

A. Zachary Smith III, Chief General Counsel

        Snyder’s-Lance, Inc.

Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Harris Building, Suite 900
Charlotte, NC 28277

June 4, 2012

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Snyder’s-Lance, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

File No. 000-00398

Dear Mr. Hiller:

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comments raised by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 22, 2012 with respect to our Form 10-K for the Fiscal Year ended December 31, 2011. For your convenience, we have included the Staff’s comments in bold along with our responses.

Form 10-K for the Fiscal Year ended December 31, 2011

1. We have read your response to prior comment one, including the various reports pertaining to segment identification. We note that the chief operating decision maker (CODM) package includes the Board Report which reflects gross margin and operating income of your branded portfolio and your non-branded portfolio, including various products comprising such portfolios. Since the CODM receives this discrete financial information on a regular basis, it remains unclear why you believe that your business is comprised of a single operating segment. Please address the following points.

As discussed in the above referenced Form 10-K, Lance, Inc. and Snyder’s of Hanover, Inc. merged in what was determined to be a “Merger of Equals” on December 6, 2010 (the “Merger”) to create Snyder’s-Lance, Inc. Because of the timing of this Merger, management, including the CODM, spent the majority of 2011 focused on integration efforts and achieving Merger-related synergies. Thus, throughout 2011, the CODM was primarily focused on the allocation of resources and assessment of performance at the functional level, including the conversion of our distribution network to an independent business owner (“IBO”) model, enhancing the efficiency of our manufacturing facilities and identifying potential efficiencies and cost savings in areas such as shared services, procurement and other areas where there were duplicative expenses. As a result of the Merger, the Company operated with two separate ERP systems throughout 2011 which limited the Company’s ability to generate certain financial information and reports with respect to its branded and non-branded product portfolios and the various products comprising such portfolios. Specifically, the information provided in the Board Report which reflected gross margin and operating income of the Company’s branded and non-branded portfolios was prepared manually outside of the Company’s information systems and internal controls structure. This information was provided at the request of board members from the legacy entities and was not, nor was it intended to be, relied upon by the CODM for purposes of assessment of performance or allocation of resources.

FASB ASC 280-10-50-1(b) states that an operating segment must have operating results that are “regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” The information included in the 2011 Board Report which reflects gross margin and operating income of the Company’s branded and non-branded portfolios, including the products comprising such portfolios, was not regularly reviewed by the CODM in order to assess the performance of, or allocate resources among, such portfolios or products. Consequently, the Company does not believe that the criteria for segment reporting have been met for our branded and non-branded products.

•	Provide us with a copy of an expanded organization chart that shows the CODM, his direct reports, and managers of the product groups referenced above;

In response to the Staff’s request for supplemental information, the Company is submitting to the Staff under separate cover and with a request for confidential treatment, a copy of the expanded organization chart.

•

Describe the frequency and types of communications between the CODM, his direct reports and these managers and specify whether measures of profitability at other than the consolidated level are discussed;

As stated in the Company’s initial response, there are no direct reports of the CODM that meet the definition of an operating segment manager, as defined by FASB ASC 280-10-50-7, for branded or non-branded products or product categories. In addition, there are no other managers throughout the organization that meet this definition. Although there are managers of marketing or sales for certain product categories, none of these managers are responsible for discussing operating activities, financial results, forecasts or plans for those product categories with the CODM, nor do they maintain regular contact with the CODM.

The CODM has both regularly scheduled as well as informal meetings with his direct reports. On a bi-weekly basis, the CODM holds an operations meeting with all of his direct reports. In these bi-weekly meetings, three to five individuals address varying topics including inventory levels, product pricing, manufacturing capacity, commodity costs, sales initiatives, national sales updates, shipping and warehousing strategies, plant performance, the status of the IBO conversion, software upgrades, new product developments, new marketing plans, product market share and strategic planning. These operations meetings are not designed to address branded or non-branded products or product categories separately or even measures of profitability, but rather to discuss consolidated business matters impacting the Company’s operations.

On a monthly basis, the CODM participates in three additional meetings with his direct reports. Regularly scheduled meetings are held with 1) the President of the Distribution Company, 2) the VP of Private Brands – Sales and the VP of Private Brands – Marketing and 3) the Research and Development team, a majority of the CODM’s direct reports, and the CEO and CFO in what we refer to as the “Stage Gate” meeting. The meeting with the President of the Distribution Company focuses on the Direct-Store-Delivery (“DSD”) network, the status of the IBO conversion project and sales and profitability of the

Distribution Company by geographic area. The meeting with the Private Brands vice presidents is primarily focused on gross sales, including gross sales by customer, product type and trade channel compared to prior year. The purpose of the Stage Gate meeting is to discuss new product innovation, product and process improvements and the status of new product launches for both branded and non-branded products.

Also, on a monthly basis, the CEO, CODM, CFO and CHRO meet with the Senior Support Team to discuss monthly financial results and significant organizational initiatives. The Senior Support Team is comprised of all of the direct reports of the CEO, CODM, CFO and CHRO as well as certain other organization leaders. The information included in the Senior Support Team reporting package is similar to the information provided to the Board of Directors. As discussed in our previous response, the primary tools for assessing performance are the comparative consolidated financial information provided in this presentation, including the consolidated income statement, balance sheet and cash flow, which also serve as the basis for both short-term and long-term incentives for the Senior Support team. In addition, the Senior Support Team reviews income and expense variances by consolidated functional area and revenue by product type compared to the prior year and budget.

•

Describe the process of preparing and approving your operating and capital expenditure budgets with details sufficient to understand each step in the process, and the level and extent of participation by your CODM, his direct reports and these managers;

Consistent with the Company’s management structure, the budget is developed on a functional basis as opposed to branded or non-branded. The budgeting process starts with budgeting sales by product type using historical information, estimated revenue growth and the anticipated timing of promotional activities. Once the budget for sales has been completed, it is reviewed and approved by the respective SVP’s of sales and the CODM. While the preparation of the sales budget is in process, manufacturing and finance work together to prepare the estimated commodity cost budget by reviewing contracted commodity costs and inflation indexes for major raw materials such as flour, oil, sugar, potatoes, peanuts and seasoning that are generally used in the production of both branded and non-branded products. Once the sales budget has been completed, finance and manufacturing work together to determine manufacturing production by plant. Based on the estimated production by plant, finance and manufacturing develop production costs using estimated commodity costs, packaging costs, labor rates, labor hours and overhead costs by plant in order to determine the cost of goods sold by product type. As previously discussed, many product types are manufactured for both branded and non-branded customers. In addition, the remaining functional areas, including selling, marketing, service and distribution and general and administrative are responsible for preparing budgets at the cost center level. The VP’s of each respective area are then responsible for reviewing and approving their respective functional budgets prior to review and approval by the CODM and CFO. As a part of the cost center budget development, each cost center manager reviews capital and headcount requirements. Corporate and global expenses, such as benefits, incentives and taxes are calculated by Corporate Finance and provided to each functional area once approved by the CFO. After all budgets for revenue and expenses have been completed, the consolidated budget is prepared including the budgeted income statement, balance sheet and cash flow statement. These budgeted financial statements are then reviewed and approved at the consolidated level by the CODM, CFO and CEO. Once any necessary revisions are taken into account, the budgeted consolidated financial statements are presented to the Board of Directors for final review and approval.

Requests for capital expenditures are submitted during the budgeting process. Major capital expenditures require engineering and finance to review cost estimates and internal rate of return prior to being submitted as a part of the budget. As stated in the Company’s previous response, requests are then provided to the CFO and CODM for review and approval which is based on considerations such as return on investment, age of equipment and overall business needs. Once approved by the CFO and CODM, the

Board of Directors is provided with a summary of capital expenditures for their review and approval. In addition, the Company’s capital spending authorization policy requires that all projects in excess of $5 million be approved by the Board of Directors.

Due to the recent Merger, two separate budgets were prepared in 2011 – one for legacy Lance, Inc. and one for legacy Snyder’s of Hanover, Inc. – to form the consolidated budget for the Company. The final consolidated budget was not finalized and approved by the Board of Directors until May of 2011 due to the difficulties in creating the budget as a result of the lack of integration of the systems, organization and processes.

•	Provide a copy of the minutes of your board of directors’ meetings for each of the most recent four meetings; and

In response to the Staff’s request for supplemental information, the Company is submitting to the Staff, under separate cover and on a confidential basis, copies of the minutes of the Special Meetings of the Board of Directors held on December 8, 2011 and January 10, 2012, the minutes of the Regular Quarterly Meeting of the Board of Directors held on February 9, 2012 and the draft minutes of the Annual Meeting of the Board of Directors held on May 3, 2012.

•	Describe the significant resource allocation decisions, including the allocation of marketing and advertising resources, made during 2011 and 2012 by your CODM.

The most significant resource allocation decision made in either 2011 or 2012 was the decision made in early 2011 to convert the vast majority of our company-owned distribution network to routes operated by independent business owners. This significant undertaking required the focus of many Company resources including the CODM. As a result of this decision, a significant amount of severance expense was incurred as well as the impairment charge associated with route distribution trucks, as discussed in the Company’s filing on Form 10-K for the year ended December 31, 2011. The transition to an IBO distribution network impacts both branded and non-branded products, as both are sold through the Company’s distribution network.

Another significant resource allocation decision made during 2011 was the shut-down of the Company’s Corsicana, TX manufacturing facility. Based on sales expectations and capacity needs of the consolidated Company, it was determined that the products which were produced at the Corsicana, TX location could be produced elsewhere. There are no significant branded or non-branded product lines which are no longer produced as a result of this decision.

Additionally, as part of the Merger integration efforts in 2011 and 2012, duplicative resources were severed in certain departments. These human resource decisions were made based on the needs of the consolidated Company.

Other significant resource allocation decisions for 2011 and 2012 related to incremental machinery and equipment to provide for new products and sandwich crackers capacity, as well as the creation of a research and development center to foster innovation, all of which can be used for both branded and non-branded products. In addition, the Company routinely purchased capital assets for ongoing maintenance and replacement of existing assets, which usually represents approximately 40% of total capital expenditures. Other resource allocation decisions are made by functional area as part of the budgeting process.

As a part of the merged Company’s first Strategic Plan, which was approved in January 2012, it was determined that the Company needed to increase our marketing and advertising. Generally, in our industry, branded products receive the majority, if not all, of the marketing and advertising support. There is very little incentive or ability to support non-branded products through marketing and advertising. Further, the Company has control over its marketing and advertising strategy for its branded products and has little to no control over the marketing and advertising strategy for its non-branded products. Accordingly, additional marketing and advertising support would only be provided for the Company’s branded products.

2. We note your response to prior comment one stating that your CODM focuses on sales performance by branded and non-branded categories in assessing performance. Given that the CODM receives various measures of profitability for such categories, as well as products comprising such categories, we would like to understand why the CODM would not utilize such measures when making important decisions about assessing performance, as you contend. Please clarify the means by which your CODM assesses performance. For example, tell us how this is accomplished when revenue for a branded or nonbranded category is consistent with expectations, while the corresponding profitability reflected in gross margins or operating income is less favorable. It should be clear how informed decisions about assessing performance are being formulated.

Mr. Lee, the Company’s CODM, has access to sales information shown in many different ways including by product type and category, method of delivery, geographical area and customer type. However, as stated previously, the overall business is managed from a functional perspective and there are no direct reports of the CODM or other managers within the organization that meet the definition of an operating segment manager as defined by FASB ASC 280-10-50-7 for the branded or non-branded product categories, or the products that comprise those categories. For sales, the CODM and management of the Company assess performance based on variances to budget and prior year for product types, channels, distribution method and geography and decisions such as price, promotions and marketing are evaluated. For expenses, the CODM and the Company’s management assess performance based on variances to budget by functional area and cost center. For example, if there was a variance in cost of sales against budget, the investigation of the difference would begin with plant managers and not with a manager of branded or non-branded products. Likewise, variances against budget for other functional areas would by investigated by the managers for each particular functional area and would not be investigated by reviewing results by branded or non-branded product categories.

Proposed Addition to the Company’s Form 10-Q and Form 10-K

In response to the Staff’s comment, as stated in the Company’s previous response, we will prospectively expand our footnote disclosure for segment reporting in order to provide a clear understanding of why the Company operates in one segment. Beginning with the Company’s second quarter Form 10-Q and in our subsequent Form 10-K’s, we will add the following disclosure:

We operate in one business segment, the manufacturing, distribution, marketing and sale of snack food products. We define business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to assess performance and allocate resources. Our CODM is the Company’s President and Chief Operating Officer. Characteristics of our organization which were relied upon in making this determination include the similar nature of all of the products that we sell, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

Acknowledgement

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Michael J. Denny, counsel to the Company, at (704) 331-7488.

Sincerely,

SNYDER’S-LANCE, INC.

By:	/s/ Rick D. Puckett

Rick D. Puckett

Executive Vice President, Chief Financial Officer and Treasurer